

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

March 11, 2009

Mr. Scott A. Caldwell
President and Chief Executive Officer
Allied Nevada Gold Corp.
9600 Prototype Court
Reno, Nevada 89521

> **Re: Allied Nevada Gold Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed March 7, 2008**
> **Schedule 14A Filed April 29, 2008**
> **Form 10-Q for Quarterly Period Ended September 30, 2008**
> **Filed November 13, 2008**
> **Response Letter Dated January 16, 2009**
> **Response Letter Dated February 23, 2009**
> **File No. 001-33119**

Dear Mr. Caldwell:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director